

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 5, 2018

<u>Via E-mail</u>
Brenton Mix
Chief Executive Officer
WOD Retail Solutions, Inc. (f/k/a Elite Data Services, Inc.)
720 S. Colorado Blvd., PH North
Denver, CO 80246

> **Re: WOD Retail Solutions, Inc. (f/k/a Elite Data Services, Inc.)**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed December 19, 2017**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed September 27, 2016**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed April 15, 2015**
> **File No. 000-11050**

Dear Mr. Mix:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　/s/ Amanda Ravitz

　　　　　　　　　　　　　　　　　Amanda Ravitz
　　　　　　　　　　　　　　　　　Assistant Director
　　　　　　　　　　　　　　　　　Office of Electronics and Machinery